UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Merger of SK Broadband

On November 2, 2015, the Board of Directors of SK Broadband Co., Ltd. (the “SK Broadband”) resolved to merge with and into CJ HelloVision Co., Ltd. (“CJ HelloVision”).

1. Subsidiary Company	SK Broadband Co., Ltd.

2. Merger Method	SK Broadband will merge with and into CJ HelloVision, such that CJ HelloVision will be the surviving entity and SK Broadband will be the non-surviving entity.

3. Purpose of Merger	Through the merger of SK Broadband with and into CJ HelloVision, SK Broadband plans to establish the merged company’s position as the next generation media platform provider and achieve growth through new business models of the new-media market, including Over the Top (OTT).

4. Merger Ratio	1:0.4756554

5. Calculation Basis for Merger Ratio

(a) The merger price of CJ HelloVision (a listed corporation) was calculated pursuant to Article 176-5(1)(1) of the Enforcement Decree of the Financial Investment Services and Capital Markets Acts of Korea (“FSCMA”) and the merger price of SK Broadband (a non-listed corporation) was computed pursuant to Article 176-5(1)(2) of the Enforcement Decree of the FSCMA. Such merger prices were used as a basis for computing the merger ratio. The merger prices and the merger ratio were reviewed by an external appraisal agency, Samil PricewaterhouseCoopers.

(b) The merger price of CJ HelloVision was calculated using a calculation date of November 1, 2015, which is one day prior to the earlier of (i) the date of the relevant board resolution (November 2, 2015) and (ii) the date of the merger agreement (November 2, 2015), pursuant to Article 176-5 of the Enforcement Decree of the FSCMA. The merger price of CJ HelloVision was calculated as the arithmetic mean of (i) the weighted average of the share prices for the most recent one-month period, (ii) the weighted average of the share prices for the most recent one-week period and (iii) the closing share price on the calculation date. The merger price of SK Broadband was calculated using intrinsic value, determined by the weighted average of asset value and profit value at a ratio of 1 to 1.5.

Merger price of CJ HelloVision’s common stock: KRW 10,680

Merger price of SK Broadband’s common stock: KRW 5,080

As a result of this merger, a total of 141,964,212 common shares will be issued to SK Telecom Co., Ltd. (“SK Telecom”), the sole shareholder of SK Broadband. SK Telecom will be allocated 0.4756554 shares of the merged entity for each share of SK Broadband and the record date for dividend payments on the newly issued shares will be January 1, 2016.

6. Class and Number of New Shares to be Issued	Common Shares		141,964,212

7. Merger Counterparty	Company Name		CJ HelloVision Co., Ltd.
	Principal Business		Fixed-line broadcast services
	Relationship to SK Broadband		-
	Summary Financial Information as of and for the Year ended December 31, 2014 (in millions of KRW)	Total Assets	2,170,450	Share capital	193,617
		Total Liabilities	1,266,873	Sales Amount	1,270,376
		Total Shareholders’ Equity	903,577	Net Income	25,655

8. Merger Schedule	Scheduled Date of Shareholders’ Meeting		January 26, 2016
	Period for Tendering Existing Shares	From	January 26, 2016
		To	February 26, 2016
	Period for Creditors to Object	From	January 26, 2016
		To	February 26, 2016
	Merger Date		April 1, 2016
	Scheduled Merger Registration Date		April 4, 2016
	Scheduled Delivery Date of New Share Certificates		April 11, 2016

9. Details of Appraisal Rights

(a) Conditions for Exercising Appraisal Rights

1. CJ HelloVision

Pursuant to Article 522-3 of the Korean Commercial Code (the “KCC”) and Article 165-5 of the FSCMA, a dissenting shareholder may exercise its appraisal rights with respect to all or a portion of the shares owned by such shareholder by providing CJ HelloVision with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days after the date of the relevant shareholders’ meeting, only in the event that such shareholder has provided CJ HelloVision in writing its intent to dissent prior to such shareholders’ meeting.

Beneficial owners that have entrusted their shares to a securities company may file with such securities company a written application for appraisal rights specifying the class and the number of shares with respect to which appraisal rights are being exercised. In such case, beneficial owners must convey such written statement to such securities company by no later than February 11, 2016, which is two business days prior to the end date of the Appraisal Rights Exercise Period, and the Korea Securities Depositary (the “KSD”) will notify CJ HelloVision on behalf of such owners.

2. SK Broadband

As SK Telecom, which owns all of the shares of SK Broadband, agreed to this merger and submitted confirmation that it will waive any appraisal rights, SK Broadband will not provide for any appraisal rights in connection with this merger.

(b) Exercise price of appraisal rights for CJ HelloVision’s common stock: KRW 10,696

(c) Procedure

1. Notification of Intent to Dissent: Pursuant to Article 522-3 of the KCC and Article 165-5 of the FSCMA, holders of record as of December 14, 2015, must inform CJ HelloVision of its intent to dissent in writing one day prior to such shareholder’s meeting in order to be eligible to exercise appraisal rights.

Beneficial owners that have entrusted their shares to a securities company must notify such securities company of their intent to dissent. In such case, the intent to dissent must be conveyed no later than January 21, 2016, which is three business days prior to the date of the relevant shareholders’ meeting. The securities company must collect and convey such information to the KSD by January 22, 2016, which is two business days prior to the relevant shareholders’ meeting. The KSD must notify CJ HelloVision of the beneficial owners’ intent to dissent on behalf of such owners prior to the date of such shareholders’ meeting.

2. Exercising Appraisal Rights: Pursuant to Article 522-3 of the KCC and Article 165-5 of the FSCMA, a dissenting shareholder may exercise its appraisal rights with respect to all or a portion of the shares owned by such shareholder by providing CJ HelloVision with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days after the date of the relevant shareholders’ meeting, only in the event that such shareholder has provided CJ HelloVision in writing its intent to dissent prior to such shareholders’ meeting.

Beneficial owners that have entrusted their shares to a securities company may file with such securities company a written application for appraisal rights specifying the class and the number of shares with respect to which appraisal rights are being exercised. In such case, beneficial owners must convey such written statement to such securities company by no later than February 11, 2016, which is two business days prior to the end date of the Appraisal Rights Exercise Period, and the KSD will notify CJ HelloVision on behalf of such owners.

3. Application Location

CJ HelloVision: Finance Team, 13F, Mokdongseoro 159-1, Yangchun-gu, Seoul, Korea

(d) Appraisal Rights Exercise Period

January 26, 2015 to February 15, 2016

		(e) Scheduled date of payment Scheduled to be paid within a month from the end date of the Appraisal Rights Exercise Period.

10. Date of Board Resolution		November 2, 2015
- Attendance of Outside Directors	Present	4
	Absent	0
- Attendance of Auditors (members of Audit Committee)		Attended

11. Other Matters Relating to an Investment Decision

(a) The “Merger Schedule” set forth in Item 8 above is the expected plan as of now, and it is subject to change depending on various circumstances including but not limited to, revision of related laws, obtaining the necessary consents for the merger, the negotiation and approval process with related agencies and the fulfillment of closing conditions.

(b) Although the merger qualifies as a short-form merger pursuant to Article 527-2 of the KCC as SK Broadband’s (the non-surviving company in the merger) sole shareholder, SK Telecom, has agreed to the merger, this merger will be carried out as a general merger. This merger does not qualify as a small scale merger pursuant to Article 527-3 of the KCC.

(c) The consummation of the merger is subject to the consent and approval of government agencies. In addition, if the shareholders of CJ HelloVision do not approve the merger at CJ HelloVision’s shareholders’ meeting, the merger may not be consummated. As SK Telecom is the sole shareholder of SK Broadband, it is unlikely that SK Broadband will fail to get approval at SK Broadband’s shareholders’ meeting.

(d) If the amount that CJ HelloVision pays to dissenting shareholders that exercise appraisal rights exceeds KRW 300 billion, CJ HelloVision may make a determination as to whether to cancel the merger through a board resolution. If CJ HelloVision decides to cancel the merger, it may terminate the merger agreement by providing SK Broadband with written notification to such effect.

[Details of Subsidiary Company]

Name of Subsidiary Company	SK Broadband Co., Ltd.

Representative Director	In-Chan Lee

- Principal Business	Fixed-line telecommunication services, multimedia, and IPTV services

- Key Subsidiary Company	Yes

Total Assets of Subsidiary Company as of December 31, 2014 (KRW)	3,111,038,392,555

Consolidated Total Assets of Parent Company as of December 31, 2014 (KRW)	27,941,233,180,410

Ratio of Total Assets of Subsidiary Company to Consolidated Total Assets of Parent Company (%)	11.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee
(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: November 3, 2015